Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    CoolBrands provides status report

    TORONTO, Feb. 12 /CNW/ - CoolBrands International Inc. ("CoolBrands")
(TSX: COB.A) provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission as set out in
Canadian Securities Administrators Staff Notice 57-301. These guidelines contemplate that CoolBrands will normally provide bi-weekly updates on its affairs until such time as the company is current with its filing obligations under Canadian securities laws.
    On January 29, 2007, the Company filed its audited financial results for the fiscal year ended August 31, 2006, and its accompanying management discussion and analysis. There have not been any material changes or other material information concerning the affairs of the Company that has not been generally disclosed since the filing of those financial statements.
    The Company is currently in default of its obligation to file its annual information form for the year ended August 31, 2006 and its unaudited interim financial statements for the three months ended November 30, 2006. These are expected to be filed by the end of February 2007.

    About CoolBrands International: CoolBrands International Inc. is focused on marketing and selling a range of ice creams, frozen snacks under nationally and internationally recognized brand names.
    For more information about CoolBrands, visit www.coolbrandsinc.com.

    Forward Looking Statements:

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

    %SEDAR: 00003887E          %CIK: 000100553

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 18:12e 12-FEB-07